Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
CLEARANCE BY EUROPEAN COMMISSION REMOVES FINAL
REGULATORY CONDITION TO INCO’S FALCONBRIDGE ACQUISITION
Falconbridge shareholders are encouraged to tender to Inco offer
Toronto, July 4, 2006 — Inco Limited (TSX, NYSE:N) announced today that its pending acquisition of Falconbridge Limited (TSX, NYSE:FAL) has been cleared by the European Commission (Commission). The company has therefore satisfied the final outstanding regulatory condition to the acquisition, and Falconbridge shareholders are encouraged to tender their shares to Inco’s enhanced offer announced on June 26, 2006.
The regulatory clearance, set forth in a decision issued by the Commission, is conditioned on the same remedy agreed upon with the U.S. Department of Justice (DOJ) to address potential competition issues related to Inco’s pending acquisition of Falconbridge. This remedy, as previously outlined on June 7, 2006, consists of the sale to LionOre Mining International Ltd. (TSX: LIM, LSE:LOR, ASX:LIM, BSE:LIONORE) of Falconbridge’s Nikkelverk refinery in Norway and the Falconbridge marketing and custom feed organizations that market and sell the finished nickel and other products produced at Nikkelverk and obtain third-party feeds for this facility, together with an agreement for the combined Inco and Falconbridge to supply to Nikkelverk up to 60,000 tonnes of nickel in matte annually. As previously indicated, the closing of this sale is conditioned on, and expected to be completed upon receipt of, the clearances, as have now been obtained, by the U.S. Department of Justice and the Commission of the pending acquisition of Falconbridge by Inco, as well as Inco taking up and paying for Falconbridge shares pursuant to its offer and certain other standard terms and conditions to closing.

“We are pleased with the conclusion of the Commission’s second phase review and its clearance of the combination of Inco and Falconbridge,” said Scott Hand, Chairman and CEO. “With this final clearance behind us, we can now move forward with our offer to acquire Falconbridge.”
Based on recent discussions with the DOJ, the DOJ has indicated to Inco that its clearance of Inco’s pending acquisition of Falconbridge was based on the previously announced court filing of the final judgment and signing of a hold separate stipulation and order providing for the completion of the sale of Falconbridge’s Nikkelverk refinery and related operations and arrangements. The DOJ, accordingly, will not be providing the parties with a formal notice of early termination under the U.S. Hart-Scott-Rodino Act. Receipt of such notice is not required in order for Inco to complete its pending acquisition of Falconbridge.
Cautionary Statement Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding Inco’s offer to purchase all of the common shares of Falconbridge Limited. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, the risks that divestitures required by regulatory agencies as a condition of clearance of the transaction may not be completed or may not be completed in a timely manner, and other risk factors listed from time to time in Inco’s and Falconbridge’s reports filed with the U.S. Securities and Exchange Commission. The forward-looking statements included in this release represent Inco’s views as of the date of this release. While Inco anticipates that subsequent events and developments may cause its views to change, it specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing its views as of any date subsequent to the date of this release.

Important Legal Information
This press release may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the U.S. Securities and Exchange Commission (“SEC”), on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and has filed amendments thereto, and will file further amendments thereto as required, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE CANADIAN SECURITIES REGULATORS OR THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE SEC ON MAY 31, 2006, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS IT CONTAINS, AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN, IMPORTANT INFORMATION REGARDING TECK COMINCO’S PROPOSED COMBINATION WITH INCO.
This press release is not a solicitation of a proxy from any security holder of Inco or Phelps Dodge in respect of Inco’s proposed combination with Phelps Dodge. Inco intends to file a Management Information Circular regarding the proposed transaction with the securities commissions or equivalent regulatory authorities in Canada and to provide the Management Information Circular to Inco shareholders. WE URGE INVESTORS TO CAREFULLY READ THE MANAGEMENT INFORMATION CIRCULAR WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT INCO AND THE PROPOSED TRANSACTION.

Inco and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Inco and Phelps Dodge security holders in favor of Inco’s proposed combination with Phelps Dodge. Information regarding the security ownership and other interests of Inco’s executive officers and directors will be included in the Management Information Circular. Investors and security holders may obtain copies of the Directors’ Circular, the registration statement, the Solicitation/Recommendation Statement and Inco’s and Falconbridge’s other public filings made from time to time by Inco and Falconbridge with the Canadian Securities Regulators, at www.sedar.com, and the SEC free of charge at the SEC’s web site, www.sec.gov. The Management Information Circular (when it becomes available) may also be obtained free of charge at www.sedar.com. In addition, documents filed with the Canadian and U.S. regulators by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.

July 4, 2006
IN 06/29
For further information:

Media Relations:	Steve Mitchell (416) 361-7950
Investor Relations:	Sandra Scott (416) 361-7758
or www.inco.com